Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 22, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 22, 2003, entitled "STATOIL'S CHAIRMAN RESIGNS".

STATOIL'S CHAIRMAN RESIGNS

Today, 21 September, Leif Terje Løddesøl informed the head of Statoil's (OSE: STL, NYSE: STO) corporate assembly and the board of directors that he is withdrawing with immediate effect from his position as chairman and member of Statoil's board of directors.

The way in which the debate about Statoil has developed recently has caused him to take the view that his possibility for efficiently leading the board has been weakened. He believes that in the best interests of Statoil, a new chair should be elected.

"Statoil has developed into an impressive group with big opportunities ahead of it. Committed, positive and exciting people deserve all support in bringing the group forward," comments Mr Løddesøl.

Further information from:

Public affairs:
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70 741 (mobile)

Investor relations:
Lars Troen Sørensen, +47 51 99 42 01(office), + 47 906 49 144 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 22, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer